UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULES 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Diversicare Healthcare Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

255104101

(CUSIP Number)

Rogers & Hardin LLP

229 Peachtree Street, N.E.

2700 International Tower

Atlanta, GA 30303-1601

Attn: Lori A. Gelchion

(404) 420-4646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 255104101

1.	NAMES OF REPORTING PERSONS John F. McMullan I.R.S. Identification Nos. of above persons (entity only):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 324,698.4235*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 324,698.4235*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,698.4235*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*As of October 19, 2020 and as of the date of filing of this Schedule 13D.

**As of October 19, 2020, approximately 4.75% ownership based on 6,842,738 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. As of the date of filing this Schedule 13D, approximately 4.67% ownership based upon 6,952,773 shares of Common Stock outstanding as of August 4, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

Page 3 of 7 Pages

CUSIP No. 255104101

1.	NAMES OF REPORTING PERSONS Camden Real Estate Company I.R.S. Identification Nos. of above persons (entity only): 59-1913586
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 47,866.2811*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 47,866.2811*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,866.2811*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*As of October 19, 2020 and as of the date of filing of this Schedule 13D.

**As of October 19, 2020, approximately 0.70% ownership based on 6,842,738 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. As of the date of filing this Schedule 13D, approximately 0.69% ownership based upon 6,952,773 shares of Common Stock outstanding as of August 4, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

Page 4 of 7 Pages

Explanatory Note

John F. McMullan, Camden Real Estate Company (“Camden”), John E. McMullan and Covington Health Group, LLC (“Covington”) together filed with the Securities and Exchange Commission (the “Commission”) a Schedule 13D on May 20, 2011, as amended by Amendment No. 1 thereto filed with the Commission on July 28, 2011, Amendment No. 2 thereto filed with the Commission on August 5, 2011, Amendment No. 3 thereto filed with the Commission on August 15, 2011, Amendment No. 4 thereto filed with the Commission on September 29, 2011, Amendment No. 5 thereto filed with the Commission on November 22, 2011, Amendment No. 6 thereto filed with the Commission on January 13, 2012, Amendment No. 7 thereto filed with the Commission on May 11, 2012, Amendment No. 8 thereto filed with the Commission on May 16, 2012, Amendment No. 9 thereto filed with the Commission on June 5, 2012, Amendment No. 10 thereto filed with the Commission on June 13, 2012, Amendment No. 11 thereto filed with the Commission on June 25, 2012, and Amendment No. 12 thereto filed with the Commission on April 10, 2014, relating to ownership of the common stock (the “Common Stock”) of Diversicare Healthcare Services, Inc. (the “Issuer”). In this Schedule 13D (this “Schedule 13D”): (i) “Reporting Persons” means John F. McMullan and Camden, together; and (ii) “Prior Group” refers to the Reporting Persons, Covington and John E. McMullan, collectively.

On May 14, 2014, Covington distributed to John F. McMullan and John E. McMullan, 141,213 shares of Common Stock and 141,214 shares of Common Stock, respectively, which shares constituted all of the shares of Common Stock owned by Covington immediately prior to such distribution. Upon such distribution, the Reporting Persons: (i) determined to no longer act by consensus with the other members of the Prior Group with respect to their ownership and voting of the Common Stock and ceased to be part of the Prior Group; and (ii) beneficially owned, together as a group, 294,213 shares of Common Stock, or approximately 4.78% of the then-outstanding Common Stock (based on 6,161,011 shares of Common Stock outstanding as of April 30, 2014, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).

As reported in Item 5 of this Schedule 13D, on October 19, 2020, John F. McMullan purchased 110,000 shares of Common Stock. Upon such purchase, the Reporting Persons beneficially owned, together as a group, 372,564.7046 shares of Common Stock, or approximately 5.45% of the then-outstanding Common Stock (based on 6,842,738 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020). Immediately prior to the October 19, 2020 purchase, the Reporting Persons beneficially owned, together as a group, less than 5.0% of the then-outstanding Common Stock.

Item 1.	Security and Issuer.

The name of the Issuer is Diversicare Healthcare Services, Inc. The principal executive office of the Issuer is located at 1621 Galleria Boulevard, Brentwood, TN 37027. This Schedule 13D relates to the Common Stock of the Issuer.

Item 2.	Identity and Background.

(a)-(c) and (f). The names of the Reporting Persons jointly filing this Schedule 13D are: (i) John F. McMullan, a U.S. citizen; and (ii) Camden Real Estate Company, a Georgia corporation.

The address of the principal business offices of each of the Reporting Persons is 1175 Peachtree Street, Suite 350, Atlanta, Georgia 30361. The principal occupation of John F. McMullan is the operation of senior living communities. The principal business of Camden is an investment company.

(d)–(e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

John F. McMullan funded his purchases of Common Stock with personal funds. Camden funded its purchases of Common Stock with working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of the Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by Reporting Persons, as the case may be.

Page 5 of 7 Pages

In addition, the Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things: (i) the acquisition by any person of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or (x) any similar action to those enumerated above.

Except as expressly set forth in this Item 4, the Reporting Persons currently have no additional plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (i) through (x) of Item 4 of this Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	See pages 2 and 3 of this Schedule 13D.

The Reporting Persons, together as a group, own 372,564.7046 shares of Common Stock which constitutes approximately: (i) 5.45% of the outstanding Common Stock as of October 19, 2020, based on 6,842,738 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020; and (ii) 5.36% of the outstanding Common Stock as of the date of filing this Schedule 13D, based upon 6,952,773 shares of Common Stock outstanding as of August 4, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

John F. McMullan, individually, owns 324,698.4235 shares of Common Stock which constitutes approximately: (i) 4.75% of the outstanding Common Stock as of October 19, 2020, based on 6,842,738 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020; and (ii) 4.67% of the outstanding Common Stock as of the date of filing this Schedule 13D, based upon 6,952,773 shares of Common Stock outstanding as of August 4, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

Camden, individually, owns 47,866.2811 shares of Common Stock which constitutes approximately: (i) 0.70% of the outstanding Common Stock as of October 19, 2020, based on 6,842,738 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020; and (ii) 0.69% of the outstanding Common Stock as of the date of filing this Schedule 13D, based upon 6,952,773 shares of Common Stock outstanding as of August 4, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

(c)	On October 19, 2020, John F. McMullan purchased 110,000 shares of Common Stock for $1.8073 per share in a market transaction. No Reporting Person has engaged in any other transactions in the Common Stock: (i) during the sixty day period prior to October 19, 2020 or (ii) since such date.

(d)	Not applicable.

(e)	Not applicable.

Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All of the equity in Camden is owned by John F. McMullan’s spouse.

The Reporting Persons do not have any written agreement which governs their relationship to one another with respect to their ownership of Common Stock. The Reporting Persons intend to act by consensus with respect to their ownership and voting of the Common Stock. However, either Reporting Person may elect to dispose of their Common stock or to acquire more Common Stock on their own behalf, and to vote their Common Stock other than as determined by consensus.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2021

/s/ John F. McMullan
JOHN F. MCMULLAN

CAMDEN REAL ESTATE COMPANY

By:	/s/ John F. McMullan
Name:	John F. McMullan
Its:	President